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                              March 2, 2022

       Thomas J. Spoerel
       Senior Vice President, Controller & Chief Accounting Officer Becton, Dickinson and Company
       1 Becton Drive
       Franklin Lakes, NJ 07417-1880

                                                        Re: Becton, Dickinson
and Company
                                                            Form 10-K for the
fiscal year ended September 30, 2021
                                                            Filed November 24,
2021
                                                            Form 8-K Filed
November 4, 2021
                                                            File No. 001-04802

       Dear Mr. Spoerel:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Filed November 4, 2021

       Exhibit 99.1
       Reconciliation of Reported Diluted EPS to Adjusted Diluted EPS, page 12

   1.                                                   We note your non-GAAP
measure Adjusted Diluted EPS includes an adjustment
                                                        for    costs required
to develop processes and systems to comply with regulations such as the EUMDR and GDPR.
Please tell us why you believe the adjustment for these costs is consistent with the
guidance in Question 100.01 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations given that costs to comply with regulations, whether new, old, or
revised, appear to be    normal, recurring, cash operating expenses
                                                        necessary to operate
[your] business.    As part of your response, provide us a detailed
                                                        description of these
costs, organized by regulation and type of cost and project, for each of the periods presented
in your most recent Form 10-K and subsequent Form 10-Q. Include quantification of the
expenses.
 Thomas J. Spoerel
Becton, Dickinson and Company
March 2, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 with any questions.



FirstName LastNameThomas J. Spoerel                       Sincerely,
Comapany NameBecton, Dickinson and Company
                                                          Division of
Corporation Finance
March 2, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName